
March 11, 2025

Michael Breen
Executive Chairman of the Board and Interim Chief Executive Officer
GT Biopharma, Inc.
505 Montgomery Street
10th Floor
San Francisco, CA 94111

> **Re: GT Biopharma, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 6, 2025**
> **File No. 333-285618**

Dear Michael Breen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Louis A. Wharton, Esq.